Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Accent Optical Technologies France	France

Accent Optical Technologies (Germany) GmbH	Germany

Nanometrics (Switzerland) GmbH	Switzerland

Nanometrics U.K. Ltd.	United Kingdom

Nanometrics China Company Ltd.	China

Nanometrics Israel, Ltd.	Israel

Nanometrics Japan K.K.	Japan

Nanometrics Korea Limited	South Korea

Nanometrics Southeast Asia Pte. Limited	Singapore